82-5097

02 FEB 27 AM 8:45

AQUARIUS
PLATINUM LIMITED

02015446

FACSIMILE TRANSMISSION

Date:	27 February 2002	
To:	Office of International Corporation Finance	
Company:	Securities and Exchange Commission	
Fax:	0011 1 202 942 9624	
From:	Melissa Sturgess	
Number of Pages:	3	(Including this cover page)
Re:	**Aquarius Platinum Limited – File # 82-5097**	

SUPPL

dw 2/27

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

27 February 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the Alternative Investment Market ("AIM") of the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

AQP91	26 February 2002	ASX & LSE	Announcement	Debt Financing and South African Assets Restructuring Arrangements of AQP Group of Companies

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9485 2111.

Very truly yours
AQUARIUS PLATINUM LIMITED

MELISSA STURGESS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

26 February 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

Debt Financing and South African Assets Restructuring Arrangements of AQP Group of Companies

Excellent progress is being made with regard to the restructuring arrangements of the Aquarius Platinum Limited Group of Companies (Aquarius or the Company) as outlined in the announcement dated 8 January 2002.

The three parties relevant to the restructuring arrangements, Aquarius, Impala Platinum Holdings Limited (Implats) and Investec Bank Limited (IBL) have executed agreements to effectively extend the Implats guaranteed ZAR504 million facility that Aquarius Platinum (South Africa) Pty Ltd (AQPSA) was required to settle with IBL on 28 February 2002 to 30 April 2002.

This extension will allow the Company sufficient time to arrange for shareholder meetings to consider the restructure.

Yours faithfully
AQUARIUS PLATINUM LIMITED

Willi Boehm
Company Secretary

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com